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___________________________________

Invesco ETFs

3500 Lacey Road, Suite 700 Downers Grove, IL 60515

September 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re: Invesco Exchange-Traded Self-Indexed Fund Trust

File Nos. 333-221046; 811-23304

Responses to Comments on Post-Effective Amendment No. 80

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the "SEC"), which you conveyed to us via telephone on August 3, 2020, regarding Post-Effective Amendment No. 80 to the registration statement under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the "Trust"), which was filed with the SEC on June 16, 2020 (the "Amendment"). The Amendment was filed in regard to the registration of two new series of the Trust: Invesco BulletShares 2028 High Yield Corporate Bond ETF (the "High Yield Fund") and Invesco BulletShares 2030 Corporate Bond ETF (the "Corporate Fund" and together with the High Yield Fund, each, a "Fund" and collectively, the "Funds"). For your convenience, each of your comments, as we understand them, is repeated below with the Trust's responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

Unless otherwise noted, edits to the registration statement of one Fund also will be made to the registration statement of the other Fund. We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. In addition, in response to the SEC's request, a completed fee table and expense example for each Fund are included in Appendix A to this letter.

1.Comment: Please state supplementally whether the Funds have policies and procedures designed to address conflicts of interest that may arise from the use of self- indexing.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

Response: We confirm that the Funds have adopted a policy related to self-indexing. Further, the Adviser to the Funds has adopted policies and procedures designed to address such potential conflicts. The section "Additional Information About the Fund's Strategies and Risks—Additional Risks of Investing in the Fund— Affiliated Index Provider Risk" of the prospectus discloses that fact by stating that each Fund's adviser and the index provider "have taken steps designed to ensure that these potential conflicts are mitigated (e.g., via the adoption of policies and procedures that are designed to minimize potential conflicts of interest and the implementation of informational barriers designed to minimize the potential for the misuse of information about the Underlying Index)."

2.Comment: Please disclose supplementally whether a Fund will provide additional notice to shareholders about changes in the Fund's portfolio composition in the year during which the components of the Fund's underlying index mature.

Response: While each Fund will not provide a separate notice to shareholders of the transition, each Fund does disclose prominently in the principal investment strategy section of its summary prospectus that it will transition its portfolio primarily to cash and cash equivalents, including Treasury bills and investment grade paper, beginning approximately six months (for the Corporate Fund) or twelve months (for the High Yield Fund) prior to its stated termination date. Also, each Fund provides notice to shareholders in advance of that termination date, via a supplement to the registration statement, informing shareholders of the dates that the Fund will cease trading on an exchange, liquidate its assets and distribute such assets to shareholders.

3.Comment: In the section "Summary Information—Principal Investment Strategies" of each Fund's prospectus, please disclose whether the respective underlying index concentrates in any industry or group of industries. If so, please add relevant concentration risk disclosure to the Fund's summary prospectus.

Response: As disclosed in the registration statement, each Fund concentrates its investments in securities of issuers in any one industry or group of industries to the extent that its respective underlying index so concentrates in that industry or group of industries. When an index (and therefore a Fund) demonstrates such a concentration, the Fund will disclose the concentration and its associated risks in the Fund's summary prospectus.

4.Comment: In the sections "Summary Information—Principal Risks of Investing in the Fund" and "Additional Information About the Fund's Strategies and Risks— Principal Risks of Investing in the Fund," please consider rearranging the order in which the principal risks are presented, to prioritize those that are most likely to adversely affect the Fund's NAV, yield and total return.

Response: We will consider the staff's request across the Invesco ETF complex, but respectfully decline to make the requested change at this time.

5.Comment: Please clarify why each Fund includes risk disclosure addressing short-term and intermediate-term bonds, as there does not appear to be corresponding discussion in the principal investment strategy related to those types of investments.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

Response: As disclosed in the prospectus, each Fund may invest up to 20% of its assets in securities not included in its underlying index (which is composed primarily of bonds with maturities or effective maturities in the year indicated in the name of the Fund), including short- and intermediate-term bonds. Because the Funds may invest in these types of assets, but currently do not intend to use them as a primary investment (as the Funds are 8 and 10 years, respectively, from their anticipated termination) the Funds have not included a discussion of those investments as a principal investment strategy, but have disclosed the risk of such investments as a non-principal risk in the section "Additional Information About the Fund's Strategies and Risks—Additional Risks of Investing in the Fund."

6.Comment: Each Fund's principal investment strategy includes investing in 13-week U.S. Treasury Bills, especially beginning on July 1 of the year of maturity of components of the underlying index. In the section "Additional Information

About the Fund's Strategies and Risks—Additional Risks of Investing in the Fund—U.S. Government Obligation Risk," the disclosure states that each Fund may invest in bills, notes and bonds issued by the U.S. Treasury, beyond simply 13-week U.S. Treasury Bills. Please revise the disclosure to indicate that the Fund may invest in these other types of U.S. Government obligations.

Response: The Funds generally will invest in 13-week Treasury Bills during their final six months of operations. However, at all times a Fund may invest up to 20% of its assets in other types of U.S. Government obligations, including Treasury-issued notes and bonds, as a non-principal investment strategy. As such, although each Fund has not included discussion of those investments in the "Principal Investment Strategies" section of its summary prospectus, it has included disclosure about those instruments as a non-principal strategy and has included corresponding risk disclosure in the section "Additional Risks of Investing in the Fund" in the statutory prospectus.

7.Comment: Each Fund discloses in its Statement of Additional Information a non-fundamental investment restriction, whereby the Fund will not invest in illiquid securities if, as a result of such investment, more than 15% of the Fund's net assets would be invested in illiquid securities. Please consider revising the language in the restriction from "illiquid securities" to "illiquid investments," as the latter term is used in Rule 22e-4(a)(8) under the Investment Company Act.

Response: The Funds have made the requested change.

8.Comment: The number of shares constituting a creation unit differs between the two Funds. Please confirm supplementally that this difference is intentional.

Response: We confirm that the difference is intentional; creation units of the High Yield Fund consist of 100,000 shares, while creation units of the Corporate Fund consist of 150,000 shares.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

*	*	*	*

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 315-2349, Will McAllister at (314) 971-3985, or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Abigail Murray

Abigail Murray

Senior Counsel

cc:Adam Henkel, Esq. Will McAllister, Esq.

Eric Purple, Esq. Mark Greer, Esq.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

APPENDIX A

Invesco BulletShares 2028 High Yield Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.42%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.42%

(1)"Other Expenses" are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years

$43               $135

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

Invesco BulletShares 2030 Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.10%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.10%

(1)"Other Expenses" are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years

$10                $32